Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

November 21, 2013

VIA EDGAR

Jan Woo

Attorney-Advisor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Overtech Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed November 21, 2013

File No. 333-191251

Dear Ms Woo:

Pursuant to the staff’s comment letter dated October 16, 2013, we respectfully submit this letter on behalf of our client, the Overtech Corp., a Nevada corporation (the “Company”).

Amendment No. 1 to the Company’s Form S-1K was filed with the Securities and Exchange Commission (the “Commission”) via EDGAR on or about November 21, 2013.

The staff’s comments are reproduced in bold italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  References to page numbers are made to the redlined Amendment No. 1 to the Form S-1.

General

1. Please provide us with copies of all written communications, as defined in Securities Act Rule 405, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that is participating or will participate in your offering.

Company response:  The Company confirms that it has made no written communications, as defined in Securities Act Rule 405, and that no person is authorized to do so on its behalf, to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.  Additionally, the Company confirms that it has no and is not aware of any research reports about it that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act, and that no broker or dealer is participating or will participate in its offering.

Prospectus Summary

The Offering, page 7

2. We note your disclosure on page 15 that you intend to use part of the proceeds to pay for the offering expenses totaling $16,814. Please revise the disclosure on page 7 to indicate that the $100,000 in net proceeds does not account for the offering expenses.

Company response:  The Company has made the requested disclosure on page 7.

Risk Factors

We have limited business, sales and marketing experience in our industry, page 8

3. Please tell us why you discuss marketing for your food sales services when it appears that your proposed business plan is to develop mobile games for the Apple and Android platforms.

Company response:  The Company made a typographical error and revised its disclosure on page 7 to state that it was formed to engage in the development and sale of mobile games for the Apple and Android platforms.

We intend to become subject to the periodic reporting requirements…, page 10

4. The captions for the risk factors on pages 8 and 13 state that you “intend to become subject to the periodic reporting requirements of the Securities Exchange Act of 1934.” It is unclear whether you intend to file a registration statement under the Securities Exchange Act and become a fully reporting company. Please advise. If you intend to be a Section 15(d) issuer that provides periodic reports but is exempt from many regulatory requirements that apply to fully reporting companies, revise your risk factor accordingly. As applicable, include a risk factor that alerts potential investors to the limited reporting status for the company and the limitations on the information and regulatory oversight to which you will be subject as a Section 15(d) issuer. In this regard, you will not be subject to the proxy rules, Section 16 short-swing profit provisions, going-private regulation, beneficial ownership reporting, and the bulk of the tender offer rules.

Company response:  The Company has revised its disclosure in the referenced risk factor on page 10 by stating that, “The Company will register its shares of common stock as a class of securities under the Securities Exchange Act of 1934 by filing a registration statement on Form 8-A.”

Because there is no minimum proceeds the Company can receive from its offering…, page 12

5. Based on the table in the “Use of Proceeds” section on page 15 it appears that the company will not be able to complete production of a mobile game on either the Android or Apple platform unless a minimum of 50% of the shares being offered are sold. Further, based on your disclosure on page 20, you need to sell at least 10% of the shares being offered to pay for costs related to being a reporting company. Please revise this risk factor to include more specific disclosure relating to the amount of proceeds the company will need to receive to remain viable or advise as to why you do not believe this disclosure is necessary.

Company response:  The Company has revised the referenced risk factor on page 12 to disclose that, “The Company will not be able to complete production of a mobile game on either the Android or Apple platform unless a minimum of 50% of the shares being offered are sold.  Furthermore, we need to sell at least 10% of the shares being offered to pay for costs related to being a reporting issuer.”

Use of Proceeds, page 15

6. We note that the use of proceeds information on pages 15 and 24 appear inconsistent. For example, you have allocated $8,186 to $10,000 for costs associated with being a reporting company on page 15 but have only allocated $3,000 to $8000 for the same costs on page 24. Further, your disclosure on pages 22 and 25 indicate that you intend to spend $7,000 to $23,000 on marketing efforts during the next 12 months but your table on page 24 only allocates $1,000 to $2000 for these expenses. Please revise.

Company response:  The Company has added a footnote number 2 to its Use of Proceeds table on page 15, disclosing that it anticipates that its costs of being a reporting company to be approximately $11,000 for accounting and audit expenses and an additional $10,000 for legal costs in connection with our public filings that will have to be made with the SEC on a quarterly basis.  The Company has revised page 24 to be consistent with page 15.  The Company has revise pages 22 and 25 to state that it intends to spend from $6,086 to $25,000 on marketing efforts during the first year.

Dilution, page 15

7. You disclose on page 15 of the filing that the company sold 698,000 shares of common stock to Majid Ali Khan, a secretary and director of the company, on November 13, 2012. This appears inconsistent with your disclosure elsewhere in the filing that you have one director and officer, Pavel Rozum, to whom you sold 6,000 shares of common stock. Please advise.

Company response:  The Company made the referenced disclosure to Majid Ali Khan by mistake and has removed reference to him and a sale of securities to him.  Please see page 15.

Description of Business, page 19

8. Please include a description of any materially important physical properties of the company. Refer to Item 102 of Regulation S-K.

Company response:  The Company has disclosed on page 19 that, “[w]e have no materially important physical properties.”

9. Please discuss the nature of the mobile games you intend to develop for the Apple and Android platforms. Tell us the significance of the discussion of games such as Snake on page 20. Please limit your discussion in the Business section to focus on the types of games that you are planning to develop.

Company response:  The Company intended to provide some historical information about mobile games. The has removed the following text from page 20:  “The first game on a mobile phone was a Tetris game on the Hagenuk MT-2000 device from 1994. Three years later Nokia launched the very successful Snake on selected models in 1997. Snake and its variants has since become one of the most-played video games and is found on more than 350 million devices worldwide.”  The Company has disclosed the nature of the games its intends to develop on page 20.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Plan of Operation, page 23

10. Please tell us the basis for your statement that you believe that you will be able to raise enough money through this offering to expand operations given that this is a best efforts offering. Alternatively, include a statement in this section that there is no assurance that you will be able to sell any of the securities being offered. Also revise your statement in the prospectus summary on page 5 that there is no assurance that you will be able to sell “all” of the shares being offered to state that there is no assurance that you will be able to sell “any” shares being offered.

Company response:  The Company has revised the last sentence on page 23 to disclose that there is no assurance that we will be able to sell any of the securities being offered.  Additionally, the Company has revised its statement in the prospectus summary on page 5 that there is no assurance that it will be able to sell “all” of the shares being offered to state that there is no assurance that it will be able to sell “any” shares being offered.

11. You state on page 24 that you expect to complete your public offering within 180 days after the effectiveness of the registration statement but your disclosure on the prospectus cover page and on page 18 states that the offering will continue for period of 16 months.  Please advise.

Company response:  On page 24, the Company has removed reference to its belief that it expects to complete its public offering within 180 days and stated instead that “[t]he offering will commence promptly on the date upon which this prospectus is declared effective by the SEC and will continue for 16 months.”

12. In the second paragraph on page 25 you state that you will have the funds to develop two or three games provided that 75% or 100% of the shares offered are sold in this offering, respectively. Given that you anticipate a cost of $15,000 for each platform (i.e., Android and Apple), it is unclear how you intend to fund more than one game based on your allocation of $30,000 to $40,000 of net proceeds if 75% to 100% of the shares offered are sold. Please advise.

Company response:  The Company has revised its disclosure on page 25 to state that “[w]e must sell a least 75% of shares in this offering to have the funds to develop one mobile game.”

Liquidity and Capital Resources, page 25

13. You disclose on page 25 that your current cash position will allow the company to be able to continue operations for approximately 12 months, but your disclosure on page 23 states that you do not believe that your cash balance is sufficient to fund your limited level of operations beyond six months’ time. Please revise the filing to clearly state the minimum period of time that the company will be able to conduct planned operations using currently available capital resources. As part of your response, please address the costs of being a reporting company. In this regard, we note that you currently have $5,927 in cash and have no revenue but anticipate spending approximately $11,000 for accounting and audit expenses and an additional $10,000 for legal costs in connection with your public filings.

Company response:  The Company has revised the last paragraph on page 25 in compliance with this comment.

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

14. AU Section 508.08.h and Rule 2-02 of Regulation S-X require an opinion as to whether the financial statements present fairly, in all material respects, the financial position of the company as of the balance sheet date and the results of its operations and its cash flows for the period then ended in conformity with generally accepted accounting principles. Tell us how your auditors considered this requirement. Please revise your filing as necessary in response to this comment.

Company response:  The Company’s auditors have revised their audit report to include the referenced opinion.

Exhibits

Exhibit 5.1

15. Please revise the first paragraph of the opinion so that it accurately reflects the par value of the common stock being registered.

Company response:  The Company’s legal counsel have revised their legal opinion to correct the par value of the common stock being registered.

Please contact the undersigned with any questions or comments.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo